Exhibit 12.1
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	June 12, 2008
	(Inception)
	Through	Year Ended	Nine Months Ended
	December 31, 2008	December 31, 2009	September 30, 2010
Fixed Charges:
Interest costs (both expensed and capitalized	1	194	96
Amortization of debt expense and discount or premium	—	—	—
Portion of rental expense that can be demonstrated to be an interest factor (SEC will acccept 1/3 of rental expense related ti operating leases as the interest portion)	8	51	38

Total Fixed Charges	9	245	134

Earnings
Add
pre-tax income from continuing operations	(14,074)	(28,587)	(41,185)
fixed charges from above	9	245	134
amortization of capital interest	—	—	—
distributed income to investees	—	—	—

Less
interest capitalized	—	—	—

Total Earnings	(14,065)	(28,342)	(41,051)

Shortage for year	(14,074)	(28,587)	(41,185)